Exhibit 10.1

Brian LeClair

1036 Main Street

Hingham, MA 02043

May 19, 2008

Dear Brian,

On behalf of MFIC, I am pleased to offer you the position of Chief Financial Officer.  In this position you will be reporting directly to our CEO, Michael Ferrara and you will be a member of the company leadership team.  Upon approval of the Board of Directors, you will be made an Officer of the company.

Your compensation will include a base salary and a variable bonus potential.  Your annual base salary will be $190,000 payable bi-weekly.  Your annual salary will be eligible for a yearly review and will be measured by comparable market data and company and individual performance (KRA’s).

You will be eligible for a variable bonus of a potential 25% annualized, based upon achieving specific goals for the twelve month period.  The variable bonus will be 70% based on company performance EBITDA-2008 (-500k) and 30% based upon the achievement of personal KRA’s to be established by 7/1/2008.

You will accrue three weeks vacation during each of your first five years of employment with the company.  The vacation will start off with two weeks from the first day of employment. The company observes 10 national holidays (8 plus two floating holidays).

You will be eligible to participate in all of the Company’s standard employment plans, including health medical/dental/vision, long term disability, term life insurance, and 401(k) plan.

In addition, you will receive options to purchase MFIC common stock. The offer of stock under our ISO plan is 80,000 shares.  You will become vested in these options at the rate of 25% per year. The compensation committee of the Board of Directors may approve additional yearly option grants.

In the event of a termination without cause you will receive a severance package which is a 90 days with benefits. Your severance package will be180 days if it is the result of a change in control. The severance term for a termination without cause will be reviewed by the CEO and the Board on or before 12/31/2008.  In no case will the term be subject to a decrease.  This package is subject to a signed release statement that will include non-disclosure, non-disparagement, and non-compete (six month) clauses.

Please be aware that all employees are required to sign a “Patent and Trade Secrets Agreement” as a condition of employment.  This offer is conditional upon the successful completion of a background check prior to official date of hire.  If you have any questions please do not hesitate to contact me.

We would like you to start employment on June 2nd.  We would very much appreciate it if you would return a signed copy of this offer letter.

We are very much looking forward to your joining Microfluidics.  I am certain this position will be one that you find very exciting and rewarding, and in which your talents will make a significant contribution to the success and growth of the company.

Yours Sincerely,

/s/ Jody Buck

Jody Buck,

Human Resources Manager

Acceptance:  Brian LeClair

Signed:	/s/ Brian LeClair

Date:	5/21/08